Exhibit 99.1

  AMARC Enters Exploration Agreement With Three First Nations At JOY Project, BC
Takla, Tsay Keh Dene and Kwadacha Nations signal support for Amarc mineral exploration program

June 29, 2021, Vancouver, BC  Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR; OTCBB: AXREF) announces it has entered into a four-way Exploration Agreement with Takla Nation, Tsay Keh Dene Nation and Kwadacha Nation at its 100%-owned JOY Cu-Au district (“JOY District”) in north-central British Columbia (“BC”), within the province’s underexplored Toodoggone region.

Last month, the Company announced an alliance with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) to explore the JOY District (see news release dated May 12, 2021).

Amarc’s JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district, and is host to the open-ended PINE porphyry Cu-Au deposit, the promising MEX Cu-Au porphyry deposit target and a suite of other high-potential Cu-Au exploration targets. The JOY mineral tenure overlaps with the traditional territories of the Takla, Tsay Keh Dene and Kwadacha Nations.

“We are very pleased to formalize our relationship with these Indigenous Nations in whose territory Amarc is conducting exploration activities, and enter into an agreement that provides the blueprint for even closer and more beneficial partnerships in future,” said Amarc President & CEO Dr. Diane Nicolson.

“The Takla, Tsay Keh Dene and Kwadacha Nations (collectively called “Tse Keh Nay”) have expressed support for mineral exploration and development in their territories so long as it is undertaken responsibly, with due care for the environment and respect for First Nations people, their rights and interests. The agreement we’re announcing today is intended to deliver on that vision by establishing a framework for ongoing cooperation and collaborative decision-making, and the sharing of benefits at each stage of project advancement.”

In addition to protocols for ongoing engagement and information exchange between the parties, the Exploration Agreement also establishes a pathway for negotiating future agreements to support more advanced stages of development. The agreement also covers training, employment and contracting opportunities, and First Nation participation in environmental monitoring.

“Amarc’s announcement of an alliance with Freeport is exciting. It has the potential to advance significantly exploration at the JOY property and, in doing so, create new opportunities for ongoing collaboration and mutual benefit between Amarc and Tse Keh Nay”, said Chief Pierre, Tsay Keh Dene Nation.

As project operator, Amarc is currently mobilizing work crews to JOY to commence a comprehensive 2021 exploration program, inclusive of drilling, which is designed to advance deposit delineation and assess several important-scale mineral systems.

“There are many compelling reasons to believe in the development potential of JOY and the other two 100%-owned district-scale properties Amarc has acquired and assembled in BC,” Nicolson said. “Of course, operating in regions known for hosting large-scale porphyry copper-gold mineralization, and in close proximity to low-cost, low-carbon infrastructure, will be fundamental to our success.

“But it’s the mutually beneficial partnerships we’re developing with First Nations and local communities that may be most rewarding. We respect and value the vision of the Takla, Tsay Keh Dene and Kwadacha leadership, and look forward to working with them as partners to achieve the long-term potential of JOY.”

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high value porphyry copper-gold mines in BC. By combining high demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry districts in southern, central and northern BC, respectively. Each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail. Importantly, each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.